UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission file number 000-29249

NOTIFICATION OF LATE FILING

(Check One): [X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10D

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  June 30, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________

PART I

REGISTRANT INFORMATION

True Product ID, Inc.

 (Full name of registrant)

N/A

(Former name if applicable)

2600 Centre Square West, 1500 Market Street

(Address of principal executive office (street and number))

Philadelphia, PA  19102

(City, state and zip code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof  will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D,  N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its 10-KSB for period ended June 30, 2007 in a timely manner because the Registrant is not able to complete its financial statements without unreasonable effort or expense.  A brief amount of time is needed to incorporate additional information regarding limited time periods which the Registrant already has gathered and provided but which it was not informed until today’s filing deadline had to be incorporated into its financial statements.  This is the first annual filing since the Registrant’s acquisition of 60% of the ownership interests of its Chinese joint venture company affiliate (the “Chinese JV”), thus requiring for the first time a consolidation of both the Registrant and the Chinese JV’s financial information.  While both entities’ financial information was gathered and provided, formatting, logistical and non-substantive mechanical issues unexpectedly arose today as to how such information is to be precisely incorporated into the now  consolidated financial reports and statements.  Given that Registrant has gathered and already provided all the relevant financial information for both entities, it expects to be able to resolve these formatting, logistical and non-substantive mechanical issues and submit its filing shortly in due course.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Sergio Luz	(215)	496-8102
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X  ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X ] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A brief amount of time is needed to incorporate additional information regarding limited time periods which the Registrant already has gathered and provided but which it was not informed until today’s filing deadline had to be incorporated into its financial statements.  This is the first annual filing since the Registrant’s acquisition of 60% of the ownership interests of its Chinese joint venture company affiliate (the “Chinese JV”), thus requiring for the first time a consolidation of both the Registrant and the Chinese JV’s financial information.  While both entities’ financial information was gathered and provided, formatting, logistical and non-substantive mechanical issues unexpectedly arose today as to how such information is to be precisely incorporated into the now  consolidated financial reports and statements.  Given that Registrant has gathered and already provided all the relevant financial information for both entities, it expects to be able to resolve these formatting, logistical and non-substantive mechanical issues and submit its filing shortly in due course.

As it was informed today, Registrant should incorporate certain additional financial information regarding the Chinese JV which it has already gathered and provided but which it had not incorporated into its now consolidated reports because it concerned time periods before it acquired majority interest in the Chinese JV.  The Registrant anticipates however that the additional loss, income, and other financial information that now needs to be incorporated into and reflected in the now consolidated annual report for the fiscal year will be in line with, and will merely reflect a continuation, extension, or extrapolation of, the financial information already disclosed by the Registrant for the first nine months.

True Product ID, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2007	By:	/s/ Sergio Luz
Name: Sergio Luz
Title: President and Principal Financial Officer